AMENDED SCHEDULE A

DATED JUNE 18, 2025

TO THE ADVISORS' INNER CIRCLE FUND III

ETF DISTRIBUTION PLAN

DATED OCTOBER 15, 2020

Pursuant to Section 1 of the Plan and subject to any limitations imposed by FINRA Rule 2341, distribution fees for the following Fund(s), and/or classes thereof, if applicable, shall not exceed the amounts listed below:

Fund	Fee
Democratic Large Cap Core ETF	0.25%
Rayliant Quantamental China Equity ETF	0.25%
Rayliant Quantitative Developed Market Equity ETF	0.25%
Rayliant Quantamental Emerging Market ex-China Equity ETF	0.25%
Rayliant SMDAM Japan Equity ETF	0.25%
Democracy International Fund	0.25%
Strategas Global Policy Opportunities ETF	0.25%
Strategas Macro Thematic Opportunities ETF	0.25%
Strategas Macro Momentum ETF	0.25%
Brown Advisory Flexible Equity ETF	0.25%
Brown Advisory Sustainable Value ETF	0.25%
Brown Advisory Sustainable Growth ETF	0.25%
GQG US Equity ETF	0.25%